# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Monopar Therapeutics, CIK 0001645469
CUSIP: 61023L207
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1000 SKOKIE BLVD SUITE 350, WILMETTE, Illinois (IL), 60091
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0001727357
Persons authorized to receive notices and communications: Tactic Pharma LLC, c/o 1000 Skokie Blvd, Ste 350, Wilmette, Illinois (IL), 60091, (847) 388-0349

## Reporting persons
- Tactic Pharma LLC (CIK 0001727357): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 272,026; shared voting power 0; sole dispositive power 272,026; shared dispositive power 0; aggregate amount beneficially owned 272,026 (4.1% of the class)
- Mazar Andrew Paul (CIK 0001727393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1; shared voting power 272,026; sole dispositive power 1; shared dispositive power 272,026; aggregate amount beneficially owned 272,026 (4.1% of the class)
- Robinson Chandler (CIK 0001727334): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 234,173; shared voting power 272,026; sole dispositive power 234,173; shared dispositive power 272,026; aggregate amount beneficially owned 506,199 (7.5% of the class)
  Comment: SOLE VOTING AND DISPOSITIVE POWER AND AGGREGATE AMOUNT INCLUDES 8,726 RESTRICTED STOCK UNITS SCHEDULED TO VEST WITHIN 60 DAYS AND 152,105 STOCK OPTIONS CURRENTLY EXERCISABLE OR SCHEDULED TO VEST AND BE EXERCISABLE WITHIN 60 DAYS
- O'Halloran Thomas V. (CIK 0001727481): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,801; shared voting power 272,026; sole dispositive power 2,801; shared dispositive power 272,026; aggregate amount beneficially owned 272,026 (4.1% of the class)
- Brown Michael J (CIK 0001035909): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66,051; shared voting power 272,026; sole dispositive power 66,051; shared dispositive power 272,026; aggregate amount beneficially owned 338,067 (5.1% of the class)
  Comment: SOLE VOTING AND DISPOSITIVE POWER AND AGGREGATE AMOUNT INCLUDES 18,878 STOCK OPTIONS

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Monopar Therapeutics
Address of issuer's principal executive offices: 1000 SKOKIE BLVD SUITE 350, WILMETTE, Illinois (IL), 60091
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2019 (the "Initial Schedule 13D" and together with Amendment No. 1 filed on December 17, 2024 and this Amendment No. 2, the "Schedule 13D") by Tactic Pharma LLC ("Tactic Pharma"), Andrew Mazar, Chandler Robinson, Thomas O'Halloran and Michael Brown (the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share, of Monopar Therapeutics Inc (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Initial Schedule 13D. This Amendment No. 2 amends Item 1, 5 and 6 to the extent set forth below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Refer to the cover pages. All percentages are calculated based on 6,611,661 shares of Common Stock outstanding as reported in the Issuer's final prospectus supplement dated September 23, 2025 and filed with the Securities Exchange Commission on September 24, 2025, after giving effect to the offering described therein (the "Offering").
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to the cover pages. All percentages are calculated based on 6,611,661 shares of Common Stock outstanding as reported in the Issuer's final prospectus supplement dated September 23, 2025 and filed with the Securities Exchange Commission on September 24, 2025, after giving effect to the Offering.
Transactions in the class effected during the past sixty days: On September 24, 2025, Tactic Pharma entered into a privately negotiated stock purchase agreement with the Issuer, pursuant to which Tactic Pharma agreed to sell 550,229 shares of Common Stock to the Issuer for $63.6098 per share. The per share purchase price is the same price at which shares were sold by the Issuer in the Offering, less underwriting discounts and commissions. The transaction is conditioned on closing of the Offering and is expected to close promptly thereafter.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transaction described in Item 5(c) above, as of September 24, 2025, each of the Reporting Persons (other than Chandler Robinson and Michael Brown) ceased to the beneficial owner of more than five percent of the Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended as follows:

On December 9, 2024, TacticGem LLC ("TacticGem") made a pro rata distribution of all of the shares of Common Stock that were held by it to its members, Tactic Pharma and Gem Pharmecuticals, LLC ("Gem"). In connection with that distribution, the Reporting Persons and Gem agreed to lock-up provisions with each other prohibiting sales of the distributed Common Stock until December 31, 2025, without the mutual consent of representatives of both Tactic Pharma and Gem. Representatives of both Tactic Pharma and Gem agreed to a one-time waiver of these provisions in order to allow Tactic Pharma to engage in the transaction described in Item 5(c) above.

## Signatures
- Tactic Pharma LLC: /s/ Chandler Robinson, Chandler Robinson (09/24/2025)
- Mazar Andrew Paul: /s/ Andrew Mazar, Andrew Mazar (09/24/2025)
- Robinson Chandler: /s/ Chandler Robinson, Chandler Robinson (09/24/2025)
- O'Halloran Thomas V.: /s/ Thomas O'Halloran, Thomas O'Halloran (09/24/2025)
- Brown Michael J: /s/ Michael Brown, Michael Brown (09/24/2025)